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                                                                    Exhibit 99(e)

                          Entergy New Orleans, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
     Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                                                                September 30,
                                                              1996      1997      1998      1999       2000        2001
Fixed charges, as defined:
  Total Interest                                              $16,304   $15,287   $14,792   $14,680     $15,891    $19,011
  Interest applicable to rentals                                  831       911     1,045     1,281       1,008        963
                                                              ------------------------------------------------------------

Total fixed charges, as defined                                17,135    16,198    15,837    15,961      16,899    $19,974

Preferred dividends, as defined (a)                             1,549     1,723     1,566     1,566       1,643      1,743
                                                              ------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $18,684   $17,921   $17,403   $17,527     $18,542    $21,717
                                                              ============================================================
Earnings as defined:

  Net Income                                                  $26,776   $15,451   $16,137   $18,961     $16,518    ($6,572)
  Add:
    Provision for income taxes:
     Total                                                     16,216    12,142    10,042    13,030      11,597     (4,798)
    Fixed charges as above                                     17,135    16,198    15,837    15,961      16,899     19,974
                                                              ------------------------------------------------------------

Total earnings, as defined                                    $60,127   $43,791   $42,016   $47,952     $45,014     $8,604
                                                              ============================================================

Ratio of earnings to fixed charges, as defined                   3.51      2.70      2.65      3.00        2.66       0.43
                                                              ============================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 3.22      2.44      2.41      2.74        2.43       0.40
                                                              ============================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.

(b) Earnings for the twelve months ended December 31, 1991 include the $90 million effect of the 1991 NOPSI Settlement.

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